Filed Pursuant to Rule 433
Registration Statement No. 333-99209

Free Writing Prospectus dated March 8, 2006
To Preliminary Prospectus Supplement dated March 8, 2006

Issuer:    Sabre Holdings Corporation

In addition to the covenants contained in the Issuer's Preliminary Prospectus Supplement dated March 8, 2006, the following provisions are added to the "Description of Notes":

Interest Rate Adjustment Upon a Change of Control

        The interest rate payable on the notes will be subject to adjustment from time to time after the occurrence of any Change of Control if the debt rating applicable to the notes (a "rating") by either Moody's Investors Service, Inc., referred to as Moody's, or Standard & Poor's Ratings Services, a division of McGraw-Hill, Inc. referred to as S&P is as set forth below.

        If, at any time after a Change of Control occurs, the rating of the notes from Moody's is a rating set forth in the immediately following table, the interest rate on the notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set opposite that rating:

Rating	Percentage
Ba1	.25%
Ba2	.50%
Ba3	.75%
B1 or below	1.00%

        If, at any time after a Change of Control occurs, the rating of the notes from S&P is a rating set forth in the immediately following table, the interest rate on the notes will increase from that set forth on the cover page of the prospectus supplement by the percentage set opposite that rating:

Rating	Percentage
BB+	.25%
BB	.50%
BB-	.75%
B+ or below	1.00%

        If Moody's or S&P subsequently increases its rating to any of the threshold ratings set forth above, the interest rate on the notes will be decreased such that the interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentages set opposite the ratings from the tables above in effect immediately following the increase. Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody's or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes be reduced to below the interest rate set forth on the cover page of this prospectus supplement, and (2) the total increase in the interest rate exceed 2.00% above the interest rate set forth on the cover page of this prospectus supplement. If, following any Change of Control, Moody's increases its rating to Baa2 and S&P increases its rating to BBB, the interest rate on the notes will remain at, or be decreased to, as the case may be, the interest rate set forth on the cover page of this prospectus supplement and no subsequent downgrades in a rating shall result in an adjustment of the interest rate on the notes as provided herein.

        If either Moody's or S&P ceases to provide a rating, any subsequent increase or decrease in the interest rates of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rates of the notes shall be made solely as a result of either Moody's or S&P ceasing to provide a rating. If both Moody's and S&P cease to provide a rating and a Change of Control has occurred, the interest rates on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

        Any interest rate increase or decrease, as described above, will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rates.

        For purposes of the notes:

        "Change of Control" means the occurrence of either of the following:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries, taken as a whole (other than in connection with a spin-off or split-off to the Company's shareholders), to any "person" or "group" (as such term is used in Section 13(d)(3) of the Exchange Act), other than a Public Acquirer and other than our subsidiaries; or

  (2)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" or "group" (as such term is used in Section 13(d)(3) of the Exchange Act), other than a Public Acquirer, becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares.

        "Public Acquirer" means any person whose securities (or depositary receipts respect thereof), or the securities of its direct or indirect parent, are listed or quoted on any national securities exchange or The NASDAQ National Market or any non-U.S. organized person listed on any internationally recognized securities exchange.

        "Voting Stock" as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase our notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

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